U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-27777

(Check one)

[   ] Form 10-K and Form 10-KSB           [   ] Form 11-K

[   ] Form 20-F        [X] Form 10-Q and Form 10-QSB         [   ] Form N-SAR

For Period Ended: September 30, 2001

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Blagman Media International, Inc.

Former Name if Applicable: MNS Eagle Equity Group, Inc. (predecessor registrant prior to a stock exchange on April 20, 2000)

Address of Principal Executive Office (Street and Number):
1901 Avenue of the Stars, Suite 1710

City, State and Zip Code:
Los Angeles, California 90067

Part II — Rules 12b-25 (b) and (c)

If the subject reports could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III- Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Company’s day-to-day business was dramatically disrupted by the events surrounding September 11. Substantially all of the Company’s clients requested that their media schedules be suspended and rebooked to a later date in consideration of the tragedy. Over the subsequent weeks the media was re-planned, renegotiated and rebooked. As a result, and in light of the Company’s limited administrative and financial personnel, the Company was unable to assemble all information required for the finalization of the Company’s September 30, 2001 interim financial statements, or to coordinate with its independent accountants to assimilate all of the information needed for them to complete the review of such financial statements, in a timely manner. The process could not be completed by November 14, 2001 without unreasonable effort or expense.

Part IV- Other Information

     (1)  Name and telephone number of person to contact in regard to this notification

Robert Blagman	(310)	788-5444

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [   ] No

     (3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blagman Media International, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2001	By: /s/ ROBERT BLAGMAN

Name: Robert Blagman

Title: Chairman of the Board and CEO